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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Venture Lending & Leasing V, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
None
(CUSIP Number)
July 1, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Makena Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		9,259 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,259 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,259 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.259% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Makena Capital Holdings M, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		9,259 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,259 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,259 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.259% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Michael G. McCaffery

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		9,259 (See Item 4).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,259 (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,259 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.259% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 1 to the Schedule 13G filed by Makena Capital Management, LLC and Michael G. McCaffery on June 6, 2007 (the “Schedule 13G”) is being filed to include Makena Capital Holdings M, L.P. as a Reporting Person.
Item 1.
(a)	Name of Issuer Venture Lending & Leasing V, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2010 North First Street, Suite 310, San Jose, California 95131
Item 2.
(a)	Name of Person Filing

This Amendment No. 1 to Schedule 13G is filed by Makena Capital Management, LLC (“Makena Capital Management”), Makena Capital Holdings M, L.P (“Makena Capital Holdings”), and Michael G. McCaffery. Each of Makena Capital Management, Makena Capital Holdings, and Mr. McCaffery is referred to herein as a “Reporting Person” and collectively, as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is 2755 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(c)	Citizenship

Makena Capital Management is a Delaware limited liability company. Makena Capital Holdings is a Delaware limited partnership. Mr. McCaffery is a citizen of the United States.

(d)	Title of Class of Securities

Common stock, $0.001 par value per share.

(e)	CUSIP Number Not applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4. Ownership
As reported in the Schedule 13G, Makena Capital Management owned 9.259% of the outstanding membership interests (the “Interest”) of Venture Lending & Leasing V, LLC (the “Company”). On July 1, 2007, Makena Capital Management transferred the Interest to Makena Capital Holdings.
The Company owns all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock). The members of the Company have pass through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer. As a result, Makena Capital Holdings may be deemed to beneficially own 9,259 (or 9.259%) of the outstanding shares of Common Stock of the Issuer (the “Makena Shares”). Makena Capital Holdings disclaims beneficial ownership of the Makena Shares except to the extent of its ownership of membership interests in the Company.
Makena Capital Management is the general partner of Makena Capital Holdings. Because of such position, Makena Capital Management may be deemed to beneficially own the Makena Shares. Mr. McCaffery is a director of the Issuer and the managing director and chief executive officer of Makena Capital Management. Because of Mr. McCaffery’s relationship to Makena Capital, he may be deemed to beneficially own the Makena Shares. Each of Makena Capital Management and Mr. McCaffery disclaims beneficial ownership of the Makena Shares except to the extent of its or his interest in Makena Capital Holdings.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.
Item 10. Certification
                               By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature page follows.]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 3, 2007

MAKENA CAPITAL MANAGEMENT, LLC
By:	/s/ David C. Burke
	Name:	David C. Burke
	Title:	Managing Member

MAKENA CAPITAL HOLDINGS M, L.P.
By:	Makena Capital Management, LLC, its general partner

By:	/s/ David C. Burke
	Name:	David C. Burke
	Title:	Managing Member

/s/ Michael G. McCaffery
MICHAEL G. MCCAFFERY

Exhibit Index

1.	Joint Filing Agreement.

24.1	Power of Attorney of Makena Capital Management, LLC, dated May 1, 2007 (incorporated by reference to Exhibit 24.1 to the Schedule 13G filed on June 6, 2007).

24.2	Power of Attorney of Michael G. McCaffery, dated May 1, 2007 (incorporated by reference to Exhibit 24.2 to the Schedule 13G filed on June 6, 2007).

24.3	Power of Attorney of Makena Capital Holdings M, L.P., dated July 3, 2007.

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 1 to Schedule 13G, dated July 3, 2007 (including amendments thereto) with respect to the common shares of Venture Lending & Leasing V, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Amendment No. 1 to Schedule 13G.
     Dated: July 3, 2007

MAKENA CAPITAL MANAGEMENT, LLC
By:	/s/ David C. Burke
	Name:	David C. Burke
	Title:	Managing Member

MAKENA CAPITAL HOLDINGS M, L.P.
By:	Makena Capital Management, LLC, its general partner

By:	/s/ David C. Burke
	Name:	David C. Burke
	Title:	Managing Member

/s/ Michael G. McCaffery
MICHAEL G. MCCAFFERY